UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Central European Media Enterprises Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045103

(CUSIP Number)

Ronald S. Lauder

767 Fifth Avenue, Suite 4200

New York, New York 10153

(212) 572-4090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS Ronald S. Lauder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,000
	8	SHARED VOTING POWER 5,590,936
	9	SOLE DISPOSITIVE POWER 130,000
	10	SHARED DISPOSITIVE POWER 5,590,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,720,936
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.26%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Savannah LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G20045103

AMENDMENT NO. 23 TO SCHEDULE 13D

This Amendment No. 23 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Ronald S. Lauder (“RSL”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 1995, as amended from time to time, most recently by Amendment No. 22, filed on May 20, 2013 (the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.08 per share (“Class A Common Stock”), of Central European Media Enterprises, Ltd. (the “Issuer”). This Amendment No. 23 is being filed by RSL, RSL Savannah LLC, a Delaware limited liability company (“RSL Savannah”), and RSL Capital LLC, a New York limited liability company (“RSL Capital”). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D, and, except as specifically amended by this Amendment No. 23, items in the Schedule 13D remain unchanged.

All share percentages in this Schedule 13D are based on 134,422,060 shares of Class A Common Stock outstanding as of May 15, 2013, after giving effect to (i) the offering disclosed in the prospectus supplement dated May 2, 2013 and filed by the Issuer pursuant to Rule 424(b)(5) on May 6, 2013, (ii) the exercise, on May 10, 2013, by the underwriters of the offering of their option to purchase an additional 2,696,349 shares (the “Option Shares”) of Class A Common Stock and (iii) the purchase, on May 15, 2013, by Time Warner Media Holdings B.V. (“TW Investor”) of 1,345,478 of the Option Shares.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

On June 18, 2013, the Irrevocable Voting Deed and Corporate Representative Appointment, dated as of May 18, 2009 (the “Voting Agreement”), by and among RSL, RSL Savannah and TW Investor, as amended on April 29, 2013 (the “Voting Agreement Amendment”), was terminated. As a result of such termination, (i) RSL and RSL Savannah ceased to share voting power with TW Investor with respect to TW Investor’s shares of Class A Common Stock and (ii) RSL, RSL Savannah and RSL Capital ceased to be beneficial owners of 5% or more of the Class A Common Stock.

The Voting Agreement was previously filed with the SEC with Amendment No. 13 to this Schedule 13D, and a description of it is contained therein. The Voting Agreement Amendment was previously filed with the SEC with Amendment No. 21 to this Schedule 13D, and a description of it is contained therein.

Item 5.	Interests in Securities of the Issuer

The disclosure in Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)	On the date hereof, the Reporting Persons beneficially own the following number of shares of Class A Common Stock:

(i)	RSL beneficially owns 5,720,936 shares of Class A Common Stock, in the following manner: — 2,000,000 shares of Class A Common Stock held directly by RSL Capital, of which RSL is the sole member; — 64,000 shares of Class B common stock, par value $0.08 per share (“Class B Common Stock”), underlying options (“Class B Options”) held directly by RSL that are exercisable or will become exercisable within 60 days; — 30,000 shares of Class A Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; — 36,000 shares of Class A Common Stock held directly by RSL; — 2,885,705 shares of Class A Common Stock held directly by RSL Investments Corporation, a Delaware corporation (“RIC”), of which RSL is the sole shareholder; — 105,231 shares of Class A Common Stock held directly by RAJ Family Partners, L.P. (“RAJ LP”), the managing general partner of which is RAJ Family Corporation (“RAJ Corp”), of which RSL is Chairman and President; and — 600,000 shares of Class A Common Stock held directly by The Neue Galerie New York (“Neue Galerie”), of which RSL is a director and President.

CUSIP No.	G20045103

Immediately upon RSL’s exercise of any Class B Options, the shares of Class B Common Stock acquired upon such exercise will convert to an equal number of shares of Class A Common Stock.

(ii)	RSL Savannah does not beneficially own any shares of Class A Common Stock.

(iii)	RSL Capital beneficially owns 2,000,000 shares of Class A Common Stock.

(iv)	The Reporting Persons disclaim beneficial ownership of the 600,000 shares of Class A Common Stock held directly by Neue Galerie, of which RSL is a director and President. The shares held directly by Neue Galerie are not covered by the Investor Rights Agreement or the Registration Rights Agreement, by and among RSL, RSL Capital and the Issuer, dated as of April 30, 2012 (which was previously filed with the SEC with Amendment No. 17 to this Schedule 13D).

(b)	The Reporting Persons have the power to vote, or direct the vote of (“Voting Power”), and the power to dispose, or direct the disposition of (“Dispositive Power”), shares of Class A Common Stock as follows:

(i)	RSL has sole Voting Power and sole Dispositive Power with respect to 130,000 shares of Class A Common Stock as follows: — 64,000 shares of Class B Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; — 30,000 shares of Class A Common Stock underlying options held directly by RSL that are exercisable or will become exercisable within 60 days; and — 36,000 shares of Class A Common Stock held directly by RSL.

(ii)	RSL shares Voting Power and Dispositive Power with respect to 5,590,936 shares of Class A Common Stock as follows: — RSL, as sole member of RSL Capital, shares Voting Power and Dispositive Power with respect to 2,000,000 shares of Class A Common Stock held directly by RSL Capital; — RSL, as sole shareholder of RIC, shares Voting Power and Dispositive Power with RIC with respect to 2,885,705 shares of Class A Common Stock held directly by RIC; — RSL, as Chairman and President of RAJ Corp, shares Voting Power and Dispositive Power with RAJ Corp and its majority shareholder with respect to 105,231 shares of Class A Common Stock held directly by RAJ LP; and — RSL, as a director and President of Neue Galerie, may be deemed to share Voting Power and Dispositive Power with respect to 600,000 shares of Class A Common Stock held directly by Neue Galerie.

(iii)	RSL Savannah does not have Voting Power or Dispositive Power with respect to any shares of Class A Common Stock.

(iv)	RSL Capital has sole Voting Power and sole Dispositive Power with respect to 2,000,000 shares of Class A Common Stock held directly by RSL Capital.

(v)	The Reporting Persons disclaim beneficial ownership of the 600,000 shares of Class A Common Stock held directly by Neue Galerie, of which RSL is a director and President.

(c)	On June 14, 2013, RSL acquired 10,000 shares of Class A Common Stock upon the vesting of restricted stock units previously granted to him.

(d)	The majority shareholder of RAJ Corp and the general partners and the limited partners of RAJ LP have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 105,231 shares of Class A Common Stock held directly by RAJ LP. RSL holds directly or indirectly a majority of the partnership interests in RAJ LP.

Neue Galerie has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the 600,000 shares of Class A Common Stock held directly by Neue Galerie. RSL is a director and President of Neue Galerie.

CUSIP No.	G20045103

(e)	June 18, 2013.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to incorporate by reference the Exhibit Index at the end thereof.

CUSIP No.	G20045103

SIGNATURES

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2013

RONALD S. LAUDER

By	/s/ Dave Gerson
Name:	Dave Gerson, as Attorney-in-Fact
for Ronald S. Lauder

RSL SAVANNAH LLC

By	/s/ Dave Gerson
Name:	Dave Gerson
Title:	Executive Vice President

RSL CAPITAL LLC

By	/s/ Dave Gerson
Name:	Dave Gerson
Title:	Vice President, Assistant Treasurer and Secretary

CUSIP No.	G20045103

EXHIBIT INDEX

Exhibit	Description

99.16	Notice of Termination from Time Warner Media Holdings B.V., dated June 17, 2013

99.17	Joint Filing Agreement, by and among Ronald S. Lauder, RSL Savannah LLC and RSL Capital LLC, dated June 21, 2013